

02049037

82-2973

Interim Review

January — June 2002

RECD S.E.C.
AUG 2 2002
1083

RECD S.E.C.
JUL 15 2002
1086

SUPPL

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dw 8/6

TVO

Teollisuuden Voima Oy

Olkiluoto

The production of the Olkiluoto NPP during the period January – June 2002 was 6,753 GWh (6,786 GWh in 2001).

The net production of the Olkiluoto 1 unit (OL1) was 3,316 GWh (3,474 GWh in 2001) and the capacity factor 91.1%. A malfunction in the 400 kV external power supply caused an interruption in production and a scram at the OL1 unit on April 20, 2002.

The net production of the Olkiluoto 2 unit (OL2) was 3,437 GWh (3,312 GWh in 2001) and the capacity factor 94.2%. The production was halted twice: on January 26, 2002 when LP turbine valves were readjusted and during the slight demand for electricity in the Midsummer, on June 21, when two relief valves in the reactor pressure vessel were readjusted.

Olkiluoto 1

Capacity / MW


900
800
700
600
500
400
300
200
100
0
2002
July
August
September
October
November
December
January
February
March
April
May
June

Olkiluoto 2

Capacity / MW


900
800
700
600
500
400
300
200
100
0
2002
July
August
September
October
November
December
January
February
March
April
May
June

Annual outages

The outages at the Olkiluoto units were carried out in 20 days and 14 hours (22 days in 2001).

At the OL2 unit a refuelling outage was carried out between May 5 and May 13. The outage lasted for 7 days 7 hours and 6 minutes. Modification and maintenance work was carried out and 126 fresh fuel assemblies were changed in the reactor.

The service outage at the Olkiluoto 1 unit was carried out between May 14 and May 27 and it lasted for 13 days 6 hours and 46 minutes. 130 fresh fuel assemblies were changed in the reactor.

The annual outages comprised 110 person working years. The amount of external workforce was some 1,000 persons. The total cost of the outages was EUR 15 million (EUR 13 million in 2001).

Inspections and testing that were made during the outages showed that the power plant units are in a good condition. The defects detected were minor. The company maintenance policy is to keep the units as good as new.

A new unit

Finnish Government approved in January TVO´s application for a decision in principle to build a new nuclear power plant unit in Finland either at Olkiluoto or at Loviisa and Parliament ratified the approval in May. TVO´s aim is to act according to the application and the schedule announced in it. The aim is that the new unit is in production at the end of this

Teollisuuden Voima Oy
FIN-27160 Olkiluoto, Finland
Tel. + 358 2 83 811
Fax + 358 2 8381 2109

Teollisuuden Voima Oy
Töölönkatu 4
FIN-00100 Helsinki, Finland
Tel. +358 9 61 801
Fax +358 9 6180 2570

www.tvo.fi

decade and that the construction work is started halfway through this decade.

TVO has immediately after the Parliament ratification made the arrangements needed to start up the project.

Investments

Investments during the period under review were EUR 33.8 million (EUR 9.3 million in the corresponding period in 2001) and EUR 23.9 million of these were due to repurchase of leasing agreements.

Nuclear Fuel

The nuclear fuel purchases amounted to EUR 14.1 million during the time under review (EUR 11.5 million in 2001) and the fuel burn-up to EUR 21.9 million (EUR 21.3 million in 2001).

On June 30, 2002 the value of nuclear fuel and uranium stock amounted to EUR 145.0 million (EUR 152.8 million in 2001), of which the value of fuel in the reactors was EUR 91.8 million (EUR 94.2 million in 2001).

Meri-Pori

From January 1 to June 30 the company's share of Meri-Pori electricity production was 212.9 GWh (637.7 GWh in 2001) and required 75.5 thousand tons of coal (223.9 in 2001).

TVO's coal reserves on June 30, 2002 amounted to 424.5 thousand tons (347.7 on June 30, 2001 and 500.0 on December 31, 2001).

The annual outage was started in June at the Meri-Pori plant. The repair of the defects found in the HP turbine is likely to postpone the termination time of the outage to the end of the summer.

Meri-Pori
Capacity / MW


600
500
400
300
200
100
0
2001
2002
July
August
September
October
November
December
January
February
March
April
May
June

Results and financing

The company turnover during the time under review totalled EUR 104.5 million (EUR 110.7 million in 2001) corresponding to 6,954.5 GWh of electricity delivered (7,413.4 GWh in 2001). The decrease of the turnover and the amount of electricity delivered is due to the decrease in the production of the Meri-Pori coal-fired power plant.

At the end of the period under review, the company's long-term loans, excluding the loan from the State Nuclear Waste Management Fund, amounted to EUR 270.2 million. EUR 10.5 million of short-term debt was outstanding. At the corresponding time in 2001 short-term and long-term loans amounted to EUR 303.6 million and at the end of 2001 to EUR 284 million.

The company's financing has developed according to plan.

July 2002

Mauno Paavola
President and CEO

Interim Review 1.1.- 30.6.2002

		2002	2001	Difference
I	***Electricity delivered (GWh)***			
	Olkiluoto 1 and 2	6 742	6 776	-34
	Meri-Pori	213	637	-424
		6 955	7 413	-458
II	***Profit and loss account (EUR million)***			
	Turnover	104.5	110.7	-6.2
	Other operating income	0.9	0.7	0.2
	Expenses	-81.2	-80.5	0.7
	Depreciation according to plan	-24.0	-24.1	-0.1
	Operating profit	0.2	6.8	-6.6
	Financial income and expenses	-5.1	-6.9	-1.8
	Profit before appropriations and taxes	-4.9	-0.1	-4.8
	Change in depreciation reserve	5.1	0.5	4.6
	Income taxes	-0.2	-0.4	-0.2
	Profit/loss	0.0	0.0	0.0
	Balance sheet (EUR million)	***30.6.2002***	***31.12.2001***	
	NON-CURRENT ASSETS			
	Intangible assets	26.7	30.3	-3.6
	Tangible assets	558.1	544.7	13.4
	Loan receivables from shareholders	519.9	492.2	27.7
	Other investments	8.2	7.9	0.3
	CURRENT ASSETS			
	Inventories	168.9	179.9	-11.0
	Receivables and marketable securities	44.5	63.5	-19.0
	Cash in hand and at banks	0.5	0.7	-0.2
	Total assets	1,326.8	1 319.2	7.6
	SHAREHOLDERS´ EQUITY	131.4	131.4	0.0
	DEPRECIATION RESERVE	349.8	354.9	-5.1
	LIABILITIES			
	Loan from the Finnish State Nuclear Waste Management Fund (lent further to the shareholders)	519.9	492.2	27.7
	Long term liabilities	85.4	178.6	-93.2
	Short term liabilities	240.3	162.1	78.2
	Total liabilities	1,326.8	1,319.2	7.6
III	***Long term loans (EUR million)***	***270.2***	***270.8***	***-0.6***
	Excl. the loan from the Finnish State Nuclear Waste Management Fund			